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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: July, 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.

(Translation of Registrant's name into English)

725 Montée de Liesse
Ville Saint-Laurent, Québec
Canada H4T 1P5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE

The Registrant's Long Term Incentive Plan effective June 24, 1998, amended on December 3, 2003 and on May 4, 2004 (Exhibit 1 of Form 6-K (Commission File No. 1-14830) furnished to the Commission July 26, 2004) is incorporated by reference into the Registrant's registration statement on Form S-8 (No. 333-36880).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.
Date: July 23, 2004
	By:	/s/ STÉPHANE LEMAY Name: Stéphane Lemay Title: Vice-President, Public and Legal Affairs

EXHIBIT

Exhibit	Description of Exhibit
1	Gildan Activewear Inc. Long Term Incentive Plan, effective June 24, 1998, amended on December 3, 2003 and on May 4, 2004

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INCORPORATION BY REFERENCE
SIGNATURES
EXHIBIT